1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 20, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	Master Trust (“Registrant”)
File No. 811-22078

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen T. Cohen and Nadeea Zakaria of Dechert LLP in a telephonic discussion on February 10, 2020 with respect to Amendment No. 22 to the Registrant’s registration statement filed on December 23, 2019 (the “Registration Statement”) relating to various series of the Registrant, including ESG Prime Master Fund (each, a “fund” and together, the “funds”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

1.    Comment: Please confirm the meaning of the term “CNAV” in the name of Prime CNAV Master Fund.

Response:   The term “CNAV” in the fund’s name stands for “constant net asset value” and refers to the fact that the fund is managed in a manner such that related “retail” feeder funds may seek to maintain a stable price per share. This distinguishes this fund from two other “prime” series of the Registrant, which do not have such a goal.

2.   Comment: With respect to ESG Prime Master Fund, please include additional disclosure in the Registration Statement regarding the factors used by the investment adviser to evaluate the ESG performance of an issuer (i.e., whether the investment adviser uses a specific third party index or other screening process in its evaluation).

Response:    Per the relevant disclosure currently included in the Registration Statement, UBS AM “conducts its own credit analyses of potential investments and portfolio holdings, and relies substantially on a dedicated proprietary credit research team” to evaluate the ESG performance of an issuer. In addition, the current disclosure also states the following:

In determining an issuer’s ESG ratings, analysts will evaluate whether, at the time of the fund’s investment, such issuers have better than average performance in ESG practices and managing ESG risks by reviewing, among other factors, such considerations as the issuer’s environmental responsibility, human rights and labor standards, diversity and inclusion in employment and corporate governance based on proprietary and third-party data. UBS AM also will employ a negative screening process with regard to security selection, which will exclude from the fund’s portfolio securities or sectors that manufacture products or engage in business activities viewed as having a negative social or environmental impact.

Sustainability criteria includes the fundamental analysis of ESG risks of issuers (that is, the issuers of the money market instruments in which the fund may invest), and evaluating whether, at the time of the fund’s investment, such issuers have better than average performance in ESG practices and managing ESG risks. The fundamental analysis of ESG risks may include, but is not limited to, review of the following factors:

●	environmental responsibility

●	human rights and labor standards

●	diversity and inclusion in employment

●	corporate governance

Furthermore, the following disclosure will also be added to Part B in connection with the next annual update of the Fund’s Registration Statement:

In addition to each fund’s investment policies and restrictions, UBS AM may adopt certain additional internal investment criteria which may further restrict fund investments, such as internal UBS AM policies limiting or prohibiting investments in businesses that engage in certain types of weapons manufacturing, natural resource activities or are identified as failing to meet certain criteria put forth by the United Nations or other global organizations (including “sanctions” lists).

Accordingly, the Registrant believes the disclosure in the Registration Statement sufficiently addresses the factors used to evaluate the ESG performance of an issuer and respectfully declines to further revise the disclosure.

*        *         *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of Master Trust

3